QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Three year period ending 2007

FORM U-12(I)-B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

        1.     Name and business address of person filing statement.

    Jones Day, 51 Louisiana Avenue, N.W.
    Washington, D.C. 20001-2113

        2.     Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

    Robert S. Waters, Martin T. Kirkwood, Kevin J. McIntyre, Jonathan Christian, Brian J. McManus and other attorneys of Jones Day.

    Jones Day, 51 Louisiana Avenue, N.W.
    Washington, D.C. 20001-2113

    Paul T. Ruxin, Robert A. Yolles, William J. Harmon, Michael G. Strohmeier and other attorneys of Jones Day.

    Jones Day, 77 West Wacker, Chicago, IL 60601-1692

        3.     Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Ameren Corporation and is subsidiaries
    Exelon Corporation and its subsidiaries
    FirstEnergy, Inc. and its subsidiaries
    Scana Corporation and its subsidiaries
    Xcel Energy Inc. and its subsidiaries

        4.     Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        Legal counsel for corporate and securities matters, including matters under the Public Utility Holding Company Act of 1935, as amended, and regulatory proceedings before the Federal Energy Regulatory Commission.

        5.(a)    Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

Salary or other compensations
Name of recipient:	Received (a)	To be received (b)	Person or company from whom received or to be received
Jones Day	See attached Exhibit A	Regular hourly hourly rates	Ameren Corporation, Exelon Corporation, FirstEnergy, Inc., SCANA Corporation, Xcel Energy Inc. (each a registered holding company) and their respective associate companies
  (b)
  Basis for compensation if other than salary.

  Hourly billing rates plus routine expenses

        6.     (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a)
  Total amount of routine expenses charged to client:
  See attached Exhibit A (filed under request for confidential treatment)

  (b)
  Itemized list of all other expenses: None.

(Signed)                Jones Day

Date: February 9, 2005	By: /s/ William J. Harmon William J. Harmon

Exhibit Index

Exhibit A Compensation and Routine Expenses (filed under request for confidential treatment)

QuickLinks

Exhibit Index